UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

141 Front Street
Hamilton HM 19
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

On June 3, 2025, Aspen Insurance Holdings Limited (the “Company” or “Aspen”) issued consolidated financial statements and management’s discussion and analysis for the three months ended March 31, 2025, which is attached hereto as Exhibit 99.1.
In addition, a copy of the Company's Financial Supplement for the three months ended March 31, 2025 is furnished and attached hereto as Exhibit 99.2.
INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 of Aspen Insurance Holdings Limited (File No. 333-287061) and the registration statement on Form F-3 of Aspen Insurance Holdings Limited (File No. 333-272650), and to be a part thereof from the date on which this Report on Form 6-K is filed with the U.S. Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.2 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX
Exhibit
99.1    Consolidated Financial Statements and Management's Discussion and Analysis for the three months ended March 31, 2025
99.2     The Company's Financial Supplement for the three months ended March 31, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: June 3, 2025	By:	/s/ Mark Pickering
	Name:	Mark Pickering
	Title:	Chief Financial Officer